United States Cellular Corporation
8410 W. Bryn Mawr Avenue
Chicago, Illinois 60631
(773) 399-8900

September 4, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:          United States Cellular Corporation

                Registration Statement on Form S-3

                Filed May 31, 2013, as amended August 30, 2013

File No. 333-188971

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, United States Cellular Corporation, a Delaware corporation (the “Company”), hereby requests that the effective date of the above referenced Registration Statement be accelerated so that it will be declared effective at  9:00 a.m., Washington, D.C. time, on September 10, 2013, or as soon as practicable thereafter.

The Company hereby acknowledges with respect to the above-referenced filing that:

•              should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•              the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•              the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Douglas D. Shuma, Chief Accounting Officer of the Company, at (608) 664-6122, or Alfred N. Sacha of Sidley Austin LLP at (312) 853-2939.  Thank you.

Very truly yours,

UNITED STATES CELLULAR CORPORATION

	By:	/s/ LeRoy T. Carlson, Jr.
LeRoy T. Carlson, Jr.
Chairman
cc: Douglas D. Shuma